Exhibit 3.1

COMPOSITE

CERTIFICATE OF TRUST

OF

GULF COAST ULTRA DEEP ROYALTY TRUST

1. Name. The name of the statutory trust formed hereby is Gulf Coast Ultra Deep Royalty Trust.

2. Delaware Trustee. The name and business address of the trustee of the Trust with its principal place of business in the State of Delaware are BNY Mellon Trust of Delaware, 100 White Clay Center, Suite 102, Newark, Delaware 19711.

3. Effective Date. This Certificate of Trust shall be effective upon filing in the Office of the Secretary of State of the State of Delaware.